December 19, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Amendment No. 1 to Registration Statement on Form F-1
Filed November 20, 2024
File No. 333-282566

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 17, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are publicly filing the Amendment No. 2 to Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1 filed November 20, 2024

Risk Factors, page 10

1.	Please resolve the inconsistency between the estimated as adjusted net tangible book value of $0.70 per share cited in the first paragraph on page 17, and the corresponding figure of $0.63 per share shown in the dilution table on page 32.

Response: The Company has revised the disclosure on page 17 of the Amended F-1 in response to the Staff’s comment.

Capitalization, page 31

2.

Please revise your introductory points to more clearly describe the pro forma, and the pro forma as adjusted scenarios, to include a description of the adjustments reflected therein. For example, we understand that your pro forma scenario would reflect adjustments associated with the reorganization, and that your pro forma as adjusted scenario would also reflect adjustments associated with the offering.

Please also modify the “Adjusted Pro Forma “ column label to read “Pro Forma As Adjusted” so that this will align with your references to this scenario, and revise your line item notations as necessary to reflect information for each of the actual, pro forma, and pro forma as adjusted scenarios.

For example, it appears that your description of ordinary shares should indicate there was just one share outstanding on an actual basis (based on your audited financial statements), 28,000,000 shares outstanding on a pro forma basis (reflecting the reorganization), and 31,250,000 shares outstanding on a pro forma as adjusted basis (reflecting both the reorganization and the initial public offering).

Response: The Company has revised the disclosure on page 31 of the Amended F-1 in response to the Staff’s comment.

Management

Executive Officers and Directors, page 64

3.	Please revise the biographical information provided for your director nominee, Jensen Per Juul, to describe his business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on page 64 of the Amended F-1 in response to the Staff’s comment.

Financial Statements, page F-1

4.

We note that you have appropriately identified the financial statements and related notes on pages F-3 through F-26 as combined financial statements, and notes to combined financial statements, and on page F-8 you have identified the two entities for which the accounts have been combined in this presentation as Vantage Shipbrokers Pte. Ltd. (Singapore) and Vantage Nexus Commercial Brokers Co. L.L.C. (Dubai).

As such, the labeling that you have included on pages F-3 through F-7, identifying the financial statements as “Vantage Corp and its Subsidiaries” is not consistent as it refers to the entity to which the operations are intended to be contributed, and it implies a parent-subsidiary relationship and consolidated financial presentation.

Therefore, it appears that you should replace the labels “Vantage Corp and its Subsidiaries” on pages F-3 through F-7, and any corresponding references to these financial statements elsewhere in the filing, with “Vantage Shipbrokers Pte. Ltd. (Singapore) and Vantage Nexus Commercial Brokers Co L.L.C. (Dubai).” Please also ask your auditors to similarly revise the references to these financial statements in the audit opinion on page F-2, and in the auditor consent at Exhibit 23.1.

Response: The Company has revised the disclosures throughout the F-pages of the Amended F-1 in response to the Staff’s comment. The references to the financial statements in the audit opinion on page F-2, and in the auditor consent at Exhibit 23.1 were also revised accordingly.

General

5.

We understand from your disclosure on page II-1 that you may have completed the reorganization on October 15, 2024, with the issuance of 7,633,620 Class A Ordinary Shares and 20,366,379 Class B Ordinary Shares to the shareholders of Vantage BVI (including Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua, and other shareholders).

Unless there are other aspects of the reorganization that are yet to occur, it appears that you woud need to revise disclosures throughout your filing to clearly convey that the reorganization occurred on October 15, 2024, or to otherwise provide an update regarding the status of the reorganization.

As part of your revisions, please update the reorganization disclosure on page F-7 and your capitalization disclosure on page 31. In addition, please clarify how the Class A and Class B Ordinary Shares were apportioned among the minority shareholders and the five principal shareholders listed above.

Response: The Company has revised the disclosures on the cover page and pages 5, 31, 44, F-7 and F-8 of the Amended F-1 in response to the Staff’s comment to clarify that the Reorganization has been completed in November 2024.

The Company respectfully advises the Staff that the Ordinary Shares were allocated pro rata based on each shareholder’s previous holdings in Vantage BVI, such that post-Reorganization (but pre-IPO), the percentage ownership of each shareholder in the Company is the same as their previous holding in Vantage BVI. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. Given that the five principal shareholders, who are also the founders and senior management of the Group, have been managing the Group since its inception, the Company believes it is in its best interest to grant them greater voting power. Therefore, the five principal shareholders received Class B Ordinary Shares, while the minority shareholders, being passive investors, received Class A Ordinary Shares.  The Company has revised the disclosures on the page II-1 of the Amended F-1 to clarify accordingly.

Please reach Lawrence Venick, the Company’s outside counsel at (310) 728-512 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.